UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

READING INTERNATIONAL, INC.

(Name of issuer)

Class B Voting Common Stock, par value $0.01 per share

(Title of class of securities)

755408200

(CUSIP number)

February 14, 2012

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 755408200	Page 2 of 5 Pages

(1)	Names of reporting persons Mark Cuban I.R.S. Identification Nos. of above persons (entities only). Mark Cuban
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 207,611
(6) Shared voting power 0
(7) Sole dispositive power 207,611
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 207,611
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 13.9% (a)
(12)	Type of reporting person (see instructions) IN

(a)	Based on 1,495,490 shares of Class B Voting Common Stock of the issuer outstanding on November 3, 2011. Mr. Cuban also owns 72,164 shares of Class A Nonvoting Common Stock of the issuer.

SCHEDULE 13G

CUSIP No. 755408200	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

Reading International, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

500 Citadel Drive, Suite 300

Commerce, CA 90040

Item 2.

(a)	Name of Person Filing:

Mark Cuban

(b)	Address of Principal Business Office or, if none, Residence:

5424 Deloache Avenue

Dallas, Texas 75220

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Class B Voting Common Stock, par value $0.01 per share

(e)	CUSIP Number:

755408200

SCHEDULE 13G

CUSIP No. 755408200	Page 4 of 5 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(f)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(g)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The following information relates to the reporting person’s ownership of Class B Voting Common Stock of the Issuer as of February 14, 2012. Mr. Cuban also owns 72,164 shares of Class A Nonvoting Common Stock of the issuer.

(a)	Amount beneficially owned:

207,611

(b)	Percent of class:

13.9% (a)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

     207,611

(ii) Shared power to vote or to direct the vote:

      0

(iii) Sole power to dispose or to direct the disposition of:

       207,611

(iv) Shared power to dispose or to direct the disposition of:

       0

(a)	Based on 1,495,490 shares of Class B Voting Common Stock of the issuer outstanding on November 3, 2011.

SCHEDULE 13G

CUSIP No. 755408200	Page 5 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012	/s/ Mark Cuban
Mark Cuban